UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

May 19, 2020

RELEVANT INFORMATION

AVIANCA PERU BEGINS DISOLUTION AND LIQUIDATION PROCESS

Bogotá D.C., May 18, 2020 – With the goal of preserving and reorganizing, by the best possible means, the business of Avianca Holdings S.A. (hereinafter the “Company” or “Avianca”) in light of the COVID-19 crisis, Avianca and certain of its subsidiaries voluntarily filed on May 10, for reorganization under chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York; concurrently, the Board of Directors of Avianca Peru S.A., the Peruvian airline and subsidiary of the Company (hereinafter “Avianca Peru ”), agreed to terminatee its operations in Peru and begin a dissolution and liquidation process under local Peruvian law in order to preserve and protect Avianca’s businesses in the face of the COVID-19 crisis.

In the future, Avianca will continue to serve routes to and from Peru through its airlines in Colombia, El Salvador and Ecuador, once the restrictions imposed by the authorities under the current health emergency are lifted. For customers with valid tickets purchased directly to or from Peru, several exchange, reaccomodation and voucher options will be available.

Process implementation

A General Shareholders Meeting of Avianca Peru agreed to proceed with a voluntary liquidation and dissolution of Avianca Peru. Currently, the liquidation proceeding is in process of liquidating liabilities and assets of such entity. Such process is under the supervision of Estrategia Consultores S.A.C, the designated independent liquidator. Although the agreement of the General Shareholders’ Meeting has already been published, its registration in the Public Registry of Peru is pending due to the fact the offices in which said registration must be made are closed due to the state of emergency in such country.

Under this liquidation process, the payment of social benefits of the employees of Avianca Peru shall have priority, which shall be made within the framework of the liquidation. Avianca Peru employs 906 employees.

About Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers.

For further information:

Investor Contact

Investor Relations

ir@avianca.com

(571) (5877700)

Media Contacts

Avianca in Colombia and South America:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Avianca in USA, Central America and Europe:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 (917) 282 8908

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary